PEAKSTONE SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2015

Total Members' Equity	$	28,044
Deductions and/or Charges		
Prepaid expenses and deposits		7,750
Total Deductions and/or Charges		7,750
Net capital before haircuts		20,294
Less haircuts		-
NET CAPITAL	$	20,294
Minimum Net Capital Requirement		5,000
EXCESS NET CAPITAL	$	15,294
Aggregate Indebtedness		
Accounts payable		11,570
Total Aggregate Indebtedness	$	11,570
Ratio of Aggregate Indebtedness to Net Capital		57.01%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2015.